B2Digital, Incorporated

4522 West Village Drive Suite 215

Tampa, Florida 33624

Telephone: (813) 961-3051

Email address: gbell@b3enterprises.net

November 30, 2018

Attorney Susan Block

Division of Corporation Finance Office of Transportation and Leisure

US Securities and Exchange Commission

Washington, DC 20549

Re:	B2Digital, Inc.
Amendment No. 1 to Offering Statement on Form 1-A Filed November 19, 2018
File No. 024-10888

Dear Ms. Bloch:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the "Act"), B2Digital, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") issue a qualification order for the above-referenced Offering Statement on Form 1-A, so that it may be qualified by 12:00 Noon., Eastern Time on Tuesday, December 4, 2018, or as soon thereafter as is practicable.

We understand that the Commission has completed its review and has no further comments.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3.	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

4.	The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions, please contact our counsel, John E. Lux, at (727) 656-5504.

Thank you in advance for your assistance.

Respectfully Submitted,

/s/ Greg P. Bell

Greg P. Bell

Chief Executive Officer

B2Digital, Inc.